UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Tengion Inc.
(Name of Issuer)

Common Stock, par value, $0.001 per share
(Title of Class of Securities)

88034G208
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88034G208			13G

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

RA Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐

	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0 shares

		6.	Shared Voting Power 3,984,267 shares

		7.	Sole Dispositive Power 0 shares

		8.	Shared Dispositive Power 3,984,267 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,984,267 shares

10.	Check if the Aggregate Amount in Row (9) Excludes ☐ Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.9%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 88034G208			13G

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Peter Kolchinsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐

	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0 shares

		6.	Shared Voting Power 3,984,267 shares

		7.	Sole Dispositive Power 0 shares

		8.	Shared Dispositive Power 3,984,267 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,984,267 shares

10.	Check if the Aggregate Amount in Row (9) Excludes ☐ Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88034G208			13G

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

RA Capital Healthcare Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐

	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0 shares

		6.	Shared Voting Power 2,656,178 shares

		7.	Sole Dispositive Power 0 shares

		8.	Shared Dispositive Power 2,656,178 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,656,178 shares

10.	Check if the Aggregate Amount in Row (9) Excludes ☐ Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 6.6%

12.	Type of Reporting Person (See Instructions) PN (Limited Partnership)_

CUSIP No. 88034G208

Item 1.

(a)          Name of Issuer: Tengion, Inc. (the “Issuer”).

(b)        Address of the Issuer’s Principal Executive Offices: 3929 Westpoint Blvd., Suite G, Winston-Salem, NC 27103.

Item 2.

(a)         Name of Person Filing: This joint statement on Schedule 13G is being filed by Peter Kolchinsky, RA Capital Management, LLC (“Capital”), and RA Capital Healthcare Fund, L.P. (the “Fund”). Mr. Kolchinsky, Capital and the Fund are collectively referred to herein as the “Reporting Persons.”

(b)         Address of Principal Business Office: The principal business office of the Reporting Persons is c/o RA Capital Management, LLC, 20 Park Plaza, Suite 1200, Boston, MA 02116.

(c)         Citizenship: Capital is a Massachusetts limited liability company. The Fund is a Delaware limited partnership. Mr. Kolchinsky is a United States citizen.

(d)         Title and Class of Securities: Common stock (“Common Stock”).

(e)         CUSIP Number: 88034G208

Item 3.          If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:**

RA Capital Management, LLC – 3,984,267 shares

Peter Kolchinsky – 3,984,267 shares

RA Capital Healthcare Fund, L.P. – 2,656,178 shares

(b)	Percent of Class:**

RA Capital Management, LLC – 9.9%

Peter Kolchinsky – 9.9%

RA Capital Healthcare Fund, L.P. – 6.6%

CUSIP No. 88034G208

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote **

RA Capital Management, LLC – 0 shares

Peter Kolchinsky – 0 shares

RA Capital Healthcare Fund, L.P. – 0 shares

(ii)	shared power to vote or to direct the vote**

RA Capital Management, LLC – 3,984,267 shares

Peter Kolchinsky – 3,984,267 shares

RA Capital Healthcare Fund, L.P. – 2,656,178 shares

(iii)	Sole power to dispose or to direct the disposition of**

RA Capital Management, LLC – 0 shares

Peter Kolchinsky – 0 shares

RA Capital Healthcare Fund, L.P. – 0 shares

(iv)	shared power to dispose or to direct the disposition of**

RA Capital Management, LLC – 3,984,267 shares

Peter Kolchinsky – 3,984,267 shares

RA Capital Healthcare Fund, L.P. – 2,656,178 shares

** The Fund owns Warrants to Purchase Common Stock (“Warrants”) and Senior Secured Convertible Notes (“Notes”). The Warrants and Notes cannot be exercised or converted to the extent that, upon such exercise or conversion, the number of shares of Common Stock then beneficially owned by the Reporting Person and its affiliates would exceed 9.985% of the total number of shares of Common Stock then issued and outstanding (the “9.985% cap”). Shares reported herein for Capital represent (a) the above-referenced shares of Common Stock reported for the Fund, for which the LLC serves as the sole general partner, and (b) shares of Common Stock held in a separately managed account for which Capital serves as investment adviser. The separately managed account also owns Warrants and Notes which are subject to the 9.985% cap. Shares reported herein for Mr. Kolchinsky represent the above-referenced shares of Common Stock reported for Capital, for which Mr. Kolchinsky serves as the manager. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

CUSIP No. 88034G208

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1

Joint Filing Agreement by and among the Reporting Persons is incorporated herein by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on July 12, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

RA CAPITAL MANAGEMENT, LLC

By: /s/ Peter Kolchinsky
Peter Kolchinsky
Manager

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RA CAPITAL HEALTHCARE FUND, L.P.

By: RA Capital Management, LLC
General Partner

By: /s/ Peter Kolchinsky
Peter Kolchinsky
Manager